Exhibit 99.1

February 2025 Rhyolite Ridge Lithium-Boron Mineral Resource Estimate

Highlights:

•	45% increase in the Rhyolite Ridge South Basin Mineral Resource estimate

•	510 million tonnes (Mt) containing 3.97 Mt of lithium carbonate equivalent and 14.66 Mt of boric acid equivalent – all within the fully permitted Project boundary

•	81% of the Resource now sits in the Measured & Indicated category

•	Three distinct Streams provide maximum flexibility around lithium carbonate and boric acid production rates

•	Underpins forthcoming Ore Reserve estimate, set for April 2025 release

5 March 2025– Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, NASDAQ: IONR), is pleased to announce a 45% increase in the Mineral Resource estimate for the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA.

The estimate includes new data from twelve drill holes completed in 2024.  The 2025 Mineral Resource is located entirely within the fully permitted Project area approved by the United States in October 2024 and supported by the closed $996 million loan from the U.S. Department of Energy’s Loan Programs Office.

Ioneer expects inclusion of the additional drill holes and the associated update to the geological model to strengthen the Projects economics as these drill holes contain the highest-grade lithium mineralisation within the B5 unit (Stream 1) observed to date.  Furthermore, this mineralisation is shallow and relatively flat lying, which is expected to reduce mining costs in this area.

“Today’s updated Resource reinforces the remarkable flexibility of Rhyolite Ridge’s unique mineralogy. It allows Ioneer to match prevailing market conditions and blend our ore to produce a valuable boric acid co-product, whose market is separate from the Project’s primary lithium product,” said Bernard Rowe, Managing Director, Ioneer. “No other lithium project has this flexibility and economic advantage. In times of low lithium pricing as exists today, the Company can prioritize the high-boron ore (Stream 1) over the low-boron ore (Stream 2) to optimize the relative proportion of total revenue derived from boron.”

Approximately 30-40% of the Project’s revenue is expected to come from boron and 60-70% from lithium.

The Mineral Resource will be used as the basis for the pending Ore Reserve estimate and related mine plan and Project economics.  The updated Resource is expected to materially increase the Ore Reserve due to conversion of a significant proportion of Inferred Resource into the Measured and Indicated categories (Inferred Resource cannot be included in an Ore Reserve).

The updated South Basin Mineral Resource Estimate comprises:

•	Total Mineral Resource of 510 Mt
•	Contained lithium carbonate equivalent (LCE) of 3.97 Mt
•	Contained boric acid equivalent (BAE) of 14.66 Mt
•	Measured & Indicated Resource for Stream 1 of 152 Mt
•	Measured & Indicated Resource for Streams 1 & 2 of 366 Mt

The Mineral Resource is being reported as three separate streams.  Streams 1 and 2 are both suitable for vat leach processing as shown below.  Due to the high clay content of Stream 3, it cannot be processed through the same vat leach flowsheet other than by blending minor amounts with Stream 1 and 2 material.

•	Stream 1 – lithium mineralisation with high-boron and low-clay content 179Mt Resource containing 1.54Mt Lithium Carbonate and 12.00Mt Boric Acid.
•	Stream 2 – lithium mineralisation with low-boron and low-clay content 274Mt Resource containing 1.78Mt Lithium Carbonate and 2.25Mt Boric Acid.
•	Stream 3 – lithium mineralisation with low-boron and high-clay content 58Mt Resource containing 0.64Mt Lithium Carbonate and 0.41Mt Boric Acid.

Summary of February 2025 Mineral Resource Estimate							Contained
Stream	Classification	Tonnage (ktonnes)	Li (ppm)	B (ppm)	Li2CO3 (Wt.%)	H3BO3 (Wt.%)	Li2CO3 (ktonnes)	H3BO3 (ktonnes)
1	Measured	64,380	1,752	12,670	0.93	7.24	600	4,664
	Indicated	87,372	1,551	11,280	0.83	6.45	721	5,636
	Inferred	26,873	1,554	11,102	0.83	6.35	222	1,706
	Total	178,625	1,624	11,754	0.86	6.72	1,544	12,005
2	Measured	68,713	1,257	1,554	0.67	0.89	460	611
	Indicated	145,061	1,196	1,583	0.64	0.90	923	1,313
	Inferred	60,199	1,249	941	0.66	0.54	400	324
	Total	273,973	1,223	1,434	0.65	0.82	1,783	2,247
3	Measured	19,191	2,203	1,552	1.17	0.89	225	170
	Indicated	29,066	2,112	1,187	1.12	0.68	327	197
	Inferred	9,518	1,789	716	0.95	0.41	91	39
	Total	57,775	2,089	1,231	1.11	0.70	642	407
ALL	Grand Total	510,373	1,461	5,023	0.78	2.87	3,969	14,659

Table 1. Summary of February 2025 Mineral Resource Estimate – Rhyolite Ridge South Basin

The Stream 3 material is subject to a research partnership between ioneer and EcoPro Innovation Ltd, part of the EcoPro Group - a global leader in battery materials manufacturing, supplying cathode/precursor/lithium hydroxide to automotive OEMs, Korean and Japanese cell manufacturers, among others. EcoPro Group has built a Closed Loop System which includes the recycling of used batteries to precursor, lithium hydroxide, and high-nickel cathode active materials.

2

Large parts of the South Basin (100% INR owned) and the nearby North Basin (100% INR owned) have not yet been drilled, and the overall Resource is expected to grow substantially with additional drilling.

Independent Mining Consultants, Inc (IMC) estimated the February 2025 Mineral Resource.  The effective date for the updated Mineral Resource estimate is 14 February 2025.  The previous Resource estimate was completed by IMC in April 2024. The Mineral Resource is reported in compliance with JORC Code (2012).

	Stream 1	Stream 2	Stream 3
Before Leach

Rhyolite Ridge Project
S5-1
Column Feed
KCA Sample No. 95410 A
KCA Test No. 95470

After Leach
Boron	HIGH	LOW	LOW
Clay	LOW	LOW	HIGH
Units	B5, L6	S5, L6	M5
Leach Method	VAT	VAT or HEAP	AGITATED TANK

Table 2. Leach test work conducted on Streams 1, 2 and 3 mineralisation.

3

The presence and abundance of clay minerals determines the leach method.  Stream 1 and 2 mineralisation is amenable to vat and/or heap leaching.  Stream 3 requires agitated tank leach due to the abundance of clay minerals.  Streams 1 and 2 are free draining following leach allowing for dry stacking of spent ore, avoiding the need for tailings dam impoundment.

Figure 1: Stream 1 (Searlesite Ore) before and after leach

Figure 2: Stream 1 and 2 mineralisation column leach tests at Kappes, Cassiday & Associates in Reno, Nevada.

4

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Ioneer Contacts

Chad Yeftich	Ian Bucknell

U.S. Investor Relations E: ir@ioneer.com	Aus. Investor Relations E: ir@ioneer.com

Daniel Francis, FGS Global

U.S. Media Relations E: daniel.francis@fgsglobal.com

Competent Persons Statement

The information in this report that relates to the February 2025 Mineral Resource estimate is based on information compiled by Herbert E. Welhener, a Competent Person who is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America).  Mr. Welhener is a full-time employee of Independent Mining Consultants, Inc. (IMC) and is independent of Ioneer and its affiliates.  Mr. Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. Welhener consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Resource Estimate Advisors

Ioneer engaged the independent services of Independent Mining Consultants, Inc. (IMC) to compile and complete the updated South Basin Mineral Resource estimate, which has been verified and approved by their appointed Competent Person in compliance with JORC Code (2012).

The February 2025 Mineral Resource estimate is an update to the April 2024 Mineral Resource estimate.  The changes to the previous resource estimate (2023 vs 2024) were not material.

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is one of two known lithium-boron deposit in North America and one of only three known such deposits in the world. Once operational, the world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

5

In October 2024, Ioneer received its federal permit for the Rhyolite Ridge Lithium-Boron Project from the Bureau of Land Management. In January 2025, the U.S. Department of Energy finalized a $996 million loan debt financing for ioneer's Rhyolite Ridge lithium project.

Ioneer signed separate offtake agreements with Dragonfly Energy in 2023, Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

Important notice and disclaimer

Forward-looking statements

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses.  Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions.  Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved.  Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer.  Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange.  As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast.  Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.

6

Appendix A
Mineral Resource Statement and Parameters

A summary of the February 2025 Mineral Resource estimate (inclusive of ore reserves) is provided in the table below.

February 2024 Mineral Resource Estimate for Rhyolite Ridge South Basin (Metric)
Stream	Group	Classification	Tonnage (ktonnes)	Li ppm	B ppm	Li2CO3 Wt. %	H3BO3 Wt. %	Contained
								Li2CO3 (ktonnes)	H3BO3 (ktonnes)
Stream 1 (>= 5,000 ppm B)	Upper Zone B5 Unit	Measured	38,404	1,891	15,282	1.01	8.74	386	3,356
		Indicated	38,670	1,743	13,996	0.93	8.00	359	3,095
		Inferred	10,627	1,712	10,564	0.91	6.04	97	642
		Total	87,701	1,804	14,143	0.96	8.09	842	7,092
	Upper Zone M5 Unit	Measured	4,562	2,350	7,592	1.25	4.34	57	198
		Indicated	4,224	2,231	7,450	1.19	4.26	50	180
		Inferred	763	2,197	6,515	1.17	3.73	9	28
		Total	9,549	2,285	7,443	1.22	4.26	116	406
	Upper Zone S5 Unit	Measured	3,693	1,419	7,641	0.75	4.37	28	161
		Indicated	4,747	1,285	7,415	0.68	4.24	32	201
		Inferred	1,572	1,400	6,469	0.75	3.70	12	58
		Total	10,012	1,352	7,350	0.72	4.20	72	421
	Upper Zone Total	Measured	46,659	1,899	13,926	1.01	7.96	471	3,715
		Indicated	47,641	1,741	12,760	0.93	7.30	441	3,476
		Inferred	12,962	1,703	9,829	0.91	5.62	117	728
		Total	107,262	1,805	12,913	0.96	7.38	1,030	7,920
	Lower Zone L6 Unit	Measured	17,721	1,366	9,362	0.73	5.35	129	949
		Indicated	39,731	1,324	9,507	0.70	5.44	280	2,160
		Inferred	13,911	1,415	12,288	0.75	7.03	105	977
		Total	71,363	1,352	10,013	0.72	5.73	514	4,086
	Total Stream 1 (all zones)	Measured	64,380	1,752	12,670	0.93	7.24	600	4,664
		Indicated	87,372	1,551	11,280	0.83	6.45	721	5,636
		Inferred	26,873	1,554	11,102	0.83	6.35	222	1,706
		Total	178,625	1,624	11,754	0.86	6.72	1,544	12,005
Stream 2 ($16.54/tonne net value cut-off grade, Low Clay)	Upper Zone B5 Unit	Measured	4,963	2,229	2,213	1.19	1.27	59	63
		Indicated	4,734	2,120	2,515	1.13	1.44	53	68
		Inferred	3,616	1,715	1,805	0.91	1.03	33	37
		Total	13,313	2,050	2,210	1.09	1.26	145	168
	Upper Zone S5 Unit	Measured	21,087	1,090	1,281	0.58	0.73	122	154
		Indicated	26,144	988	1,242	0.53	0.71	138	186
		Inferred	11,925	1,003	1,206	0.53	0.69	64	82
		Total	59,156	1,027	1,248	0.55	0.71	323	422
	Upper Zone Total	Measured	26,050	1,307	1,458	0.70	0.83	181	217
		Indicated	30,878	1,162	1,437	0.62	0.82	191	254
		Inferred	15,541	1,169	1,345	0.62	0.77	97	120
		Total	72,469	1,215	1,425	0.65	0.81	469	590

	Lower Zone L6 Unit	Measured	42,663	1,227	1,613	0.65	0.92	279	393
		Indicated	114,183	1,206	1,622	0.64	0.93	733	1,059
		Inferred	44,658	1,277	800	0.68	0.46	304	204
		Total	201,504	1,226	1,438	0.65	0.82	1,315	1,657
	Total Stream 2 (all zones)	Measured	68,713	1,257	1,554	0.67	0.89	460	611
		Indicated	145,061	1,196	1,583	0.64	0.90	923	1,313
		Inferred	60,199	1,249	941	0.66	0.54	400	324
		Total	273,973	1,223	1,434	0.65	0.82	1,783	2,247
Stream 3($16.54/tonne net value cut-off grade, High Clay)	Total Stream 3 (M5 zone)	Measured	19,191	2,203	1,552	1.17	0.89	225	170
		Indicated	29,066	2,112	1,187	1.12	0.68	327	197
		Inferred	9,518	1,789	716	0.95	0.41	91	39
		Total	57,775	2,089	1,231	1.11	0.70	642	407
Grand Total All Streams and All Units		Measured	152,284	1,585	6,253	0.84	3.58	1,285	5,445
		Indicated	261,499	1,417	4,779	0.75	2.73	1,971	7,146
		Inferred	96,590	1,387	3,745	0.74	2.14	713	2,069
		Total	510,373	1,461	5,023	0.78	2.87	3,969	14,659

Notes:

1.  ktonnes- thousand tonnes (metric); Li= lithium; B= boron; ppm= parts per million; Li2CO3 = lithium carbonate;H3BO3 = boric acid;

2.  Totals may differ due to rounding, Mineral Resources reported on a dry in-situ basis. Lithium is converted to Equivalent Contained Tonnes of Lithium Carbonate (Li2CO3) using a stochiometric conversion factor of 5.322, and boron is converted to Equivalent Contained Tonnes of Boric Acid (H3BO3) using a stochiometric conversion factor of 5.718. Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3).

3.  The statement of estimates of Mineral Resources has been compiled by Mr. Herbert E. Welhener, a Competent Person is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America). Mr. Welhener is a full-time employee of IMC Inc. and is independent of Ioneer and its affiliates. Mr. Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012).

4.  All Mineral Resource figures reported in the table above represent estimates at February 2025. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate.

5.  Mineral Resources are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Ore Reserves Committee Code – JORC 2012 Edition).

6.  The Mineral Resource estimate is the result of determining the mineralized material that has a reasonable prospect of economic extraction. In making this determination, constraints were applied to the geological model based upon a pit optimization analysis that defined a conceptual pit shell limit. The conceptual pit shell was based upon a net value per tonne calculation including a 5,000ppm boron cut-off grade for high boron – high lithium (HiB-Li) mineralization (Stream 1) and a $16.54/tonne net value cut-off grade for low boron (LoB-Li) mineralization below 5,000ppm boron broke into two material types, low clay and high clay material respectfully (Stream 2 and Stream 3). The pit shell was constrained by a conceptual Mineral Resource optimized pit shell for the purpose of establishing reasonable prospects of eventual economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the Mineral Resource pit shell included a 5,000ppm boron cut-off grade for HiB-Li mineralization, $16.54/tonne net value cut-off grade for LoB-Li low clay mineralization and LoB-Li high clay mineralization; mining cost of US$1.69 /tonne; G&A cost of US$16.54 /process tonne; plant feed processing and grade control costs which range between US$20.27/tonne and US$98.73/tonne of plant feed (based on the acid consumption per stream and the mineral resource average grades); boron and lithium recovery for Stream 1 of 80.2% and 85.7%; Stream 2 and 3: M5 65% and 78%, B5 80.2% and 85.7%, S5 50% and 88%, L6 37% and 85%, respectively; boric acid sales price of US$1,016.67/tonne; lithium carbonate sales price of US$17,868.50/tonne.

In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations, approved by the BLM in October 2024, has no direct impact on Tiehm’s buckwheat and includes measures to minimise and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral resource pit shell used to constrain the February 2025 Mineral Resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimisation of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors have not been taken into consideration during modifying factors studies for the Project. The tonnes and grade within the avoidance polygons have not been removed from the Mineral Resources for the February 2025 estimate. Environmental and permitting assumptions and factors may be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.

Comparison with Previous Resource

The Table below presents a summary comparison of the current February 2025 Mineral Resource estimate against the previous Mineral Resource estimate for the Project, prepared by IMC in April 2024 in association with the April 2024 JORC Mineral Resource Statement.

Processing Stream	Group	Classification	Tonnes (M)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
Combined Streams	February 2025 Resource	Mea + Ind	413.8	1,479	5,321	0.79	3.04	3,256	12,590
		Inf	96.6	1,387	3,745	0.74	2.14	713	2,069
		Total	510.4	1,461	5,023	0.78	2.87	3,969	14,659
	April 2024 Resource	Mea + Ind	258.1	1731	6779	0.9	3.9	2,378	10,004
		Inf	93.3	1759	5272	1.0	3.0	873	2,813
		Total	351.4	1739	6379	0.9	3.6	3,251	12,817
	Variation	Mea + Ind	155.7	1,060	2,905	0.56	1.66	878	2,586
		Inf	3.3			-4.91	-22.80	-160	-744
		Total	159.0	849	2,026	0.45	1.16	718	1,842

The updated February 2025 Mineral Resource estimate has been constrained by applying a 5,000 ppm Boron cut-off grade to HiB-Li mineralisation within the B5, M5, S5 and L6 geological units (Stream 1) as well as a $16.54/tonne net value cut-off grade to LoB-Li low clay mineralisation in the  B5, S5 and L6 geological units (Stream 2) and LoB-Li high clay mineralization in the M5 geological unit (Stream 3). All three styles of mineralisation have also been constrained by the application of a single high-level optimised resource pit shell.

2830000
2835000
2840000
2845000
N
14245000
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Map coordinate system:
NAD 83
NV State Plane (ft)
ioneer
Rhyolite Ridge Lithium-Boron Project
2025 B5 Resource Outline
0
1,500
3,000
Feet

Legend

South Basin Outline

B5 Resource Outline

Relative to the April 2024 Mineral Resource estimate, the updated February 2025 Mineral Resource estimate for the Project reflects an increase in the estimated resource tonnes and grades.  The impacts to this increase include:

•
The change in the calculation of acid consumption during processing and accounting for this cost has lowered the process costs; the extraction of calcium (Ca) in seam S5 was reduced from 100% to 80% and in seam L6 from 100% to 89% when Ca <= 10% and 64% when Ca > 10%, based on metallurgical test work, thus lowering the acid consumption.

•
The definition of the resource pit shell includes a G&A cost of $US 16.54/tonne (not included for the April 2024 resource pit shell), but this cost did not negatively impact the size of the resource pit shell.

•
The removal of the 1090 ppm Lithium cutoff for Streams 2 and 3, replacing it with a $US 16.54/tonne net value cutoff.  This increased the amount of lower grade Lithium tonnage to be included in the mineral resource.

Summary of Resource Estimate Parameters and Reporting Criteria

In accordance with ASX Listing Rules and the JORC Code (2012 Edition), a summary of the material information used to estimate the Mineral Resource is summarised below (for further information please refer to Table 1 in Appendix D).

•
The Rhyolite Ridge Mineral Resource area extends over a north-south strike length of 4,240 m (from 4,337,540 mN – 4,341,780mN), has a maximum width of 2,110m (863,330 mE – 865,440 mE) and includes the 585 m vertical interval from 2,065mRL to 1,480 mRL.

•
The Rhyolite Ridge Project tenements (unpatented mining claims) are owned by Ioneer Minerals Corporation, a company wholly owned by Ioneer Ltd. The unpatented mining claims are located on US federal land administered by the Bureau of Land Management (BLM).

Geology and Geological Interpretation

•
Lithium and boron mineralisation is stratiform in nature and is hosted within Late Miocene-age carbonate-rich sedimentary rock, deposited in a lacustrine environment in the Basin and Range terrain of Nevada, USA.

Drilling Techniques and Hole Spacing

•
Drill holes used in the Mineral Resource estimate included 50 reverse circulation (RC) holes and 110 core holes for a total of 32,530m within the defined mineralisation. The full database for the South Basin contains records for 166 drill holes for 33,519m of drilling.

•	Drill hole spacing is 100m by 100m (or less) over most of the deposit.

•	Drill holes were logged for a combination of geological and geotechnical attributes. The core has been photographed and measured for RQD and core recovery.

Sampling and Sub-Sampling Techniques

•
Drilling was conducted by American Lithium Minerals Inc., the previous owner of the property between 2010 and 2011 and by ioneer in 2017 to 2019 and 2022 to 2024. For RC drilling, a 12.7-centimetre (cm) hammer was used with sampling conducted on 1.52m intervals and split using a rig mounted rotary splitter. The hammer was replaced with a tri-cone bit in instances of high groundwater flow. For diamond core, PQ and HQ core size diameter with standard tube was used. Core recoveries of 93% were achieved by ioneer at the project. The core was sampled as half core at 1.52m intervals using a standard electric core saw.

Sampling Analysis Method

•
Samples were submitted to ALS Minerals Laboratory in Reno, Nevada for sample preparation and analysis. The entire sample was oven dried at 105˚C and crushed to -2 millimetre (mm). A sub-sample of the crushed material was then pulverised to better than 85% passing -75 microns (µm) using a LM5 pulveriser. The pulverised sample was split with multiple feed in a Jones riffle splitter until a 100-200 gram (g) sub-sample was obtained for analysis.

•	Analysis of the samples was conducted using aqua regia 2-acid for ICP-MS on a multi-element suite. This method is appropriate for understanding sedimentary lithium deposits and is a total method.

•
Standards for lithium and boron and blanks were routinely inserted into sample batches and acceptable levels of accuracy were reportedly obtained. Based on an evaluation of the quality assurance and quality control (QA/QC) results all assay data has been deemed by the IMC Competent Person as suitable and fit for purpose in Mineral Resource estimation.

Cut-off Grades

•
The Mineral Resource estimate presented in this Report has been constrained by the application of an optimized Mineral Resource pit shell. The Mineral Resource pit shell was developed using the Independent Mining Consultants, Inc. (IMC) Mine Planning software.

•
The Mineral Resource estimate assumes the use of three processing streams: one which can process ore with boron content greater than 5,000 ppm and two which can process ore with boron content less than 5,000 ppm.

•
The Mineral Resource estimate has been constrained by applying a 5,000 ppm Boron cut-off grade to HiB-Li mineralisation within the B5, M5, S5 and L6 geological units as well as a $16.54/tonne net value cut-off grade to LoB-Li mineralisation in the M5, B5, S5 and L6 geological units.

•	Key input parameters and assumptions for the Mineral Resource pit shell included the following:

•	B cut-off grade of 5,000 ppm for HiB-Li processing stream and no B cut-off grade for LoB-Li processing stream
•	No Li cut-off grade for HiB-Li processing stream and net value cutoff of $16.54/tonne for LoB-Li processing stream
•	Overall pit slope angle of 42 degrees in all rock units (wall angle guidance provided by Geo-Logic Associates who developed the geotechnical design).
•	Fixed mining cost of US$1.69 /tonne and a variable incremental mining cost of $0.005/tonne per vertical meter from reference elevation of 6,210ft amsl
•	G&A cost of US$16.54/tonne processed
•
Ore processing and grade control costs include a fixed cost per tonne and a variable cost of acid based on the acid consumption rate which is calculated for each block within the mineralized seams.  For HiB-Li Processing Stream the fixed cost is $30.50/mt and the acid costs range between $30.93/mt to $52.12/mt based on the average grades per seam.  For LoB-Li Processing Streams, the fixed cost ranges between $17.53/mt to $30.80/mt and the acid costs range between $26.33/mt to $50.01/mt based on the average grades per seam.

•	Boron and Li recovery of 80.2% and 85.7% respectively for HiB-Li Processing Stream.
•	Boron Recovery for LoB-Li Processing Stream variable by lithology as follows: 65% in M5 Unit, 80.2% in B5 unit, 50% in S5 unit, and 37.3% in L6 unit.
•	Lithium Recovery for LoB-Li Processing Streams variable by lithology as follows: 78% in M5 unit, 85.7% in B5 unit, 88% in S5 unit, and 85% in L6 unit.
•	Boric Acid sales price of US$1,172.78/tonne.
•	Lithium Carbonate sales price of US$19,351.38/tonne.
•	Sales/Transport costs are included in the process cost.

Estimation Methodology

•
Drill core samples were assayed on nominal 1.52 m lengths and this data set was composited to 1.52m lengths which respected seam contacts and was used for the interpolation of grade data into a 1.52m bench height block model. The data set honoured geological contacts (i.e. assay intervals did not span unit contacts).

•
Based on a statistical analysis, extreme B grade values were identified in some of the units other than the targeted G5, B5, M5, S5, G6, L6 and Lis units. The units other than these units were not estimated so no grade capping was applied to the drill hole database.  The units B5, M5, S5 and L6 are the units of economic interest and the grades in these units and the adjacent units were estimated for completeness when re-blocking to a 9.14m bench height block model used to tabulate the mineral resource.

•
The geological model was developed as a gridded surface stratigraphic model with fault domains included which offset the stratigraphic units in various areas of the deposit.  The geological model was developed by GSI under direction of ioneer and provided to IMC as the geologic basis for grade estimation.  IMC has reviewed the geological model and accepts the interpretation.

•
Domaining in the model was constrained by the roof and floor surfaces of the geological units. The unit boundaries were modelled as hard boundaries, with samples interpolated only within the unit in which they occurred.

•
The geological model used as the basis for estimating Mineral Resources was developed as a stratigraphic gridded surface model using a 7.6m regularized grid. The grade block model was developed using a 7.6m north-south by 7.6m east-west by 1.52m vertical block dimension (no sub-blocking was applied). The grid cell and block size dimensions represent 25 percent of the nominal drill hole spacing across the model area.  The model was reblocked to 9.14 m high blocks (six 1.52m blocks combined vertically) for assigning the economic attributes and tabulating the mineral resource.

•
Inverse Distance Squared (‘ID2’) grade interpolation was used for the estimate, constrained by stratigraphic unit roof and floor surfaces from the geological model. The search direction for estimating grade varied and followed the floor orientation of the seams which changed within some of the fault block domains. The search distances ranged from 533 m in B5 to 229 m in S5.  The number of drill hole composites used to estimate the grades of a model block ranges from a minimum of two composites to a maximum of 10 composites, with no more than 3 composites from one drill hole.

•
The density values used to convert volumes to tonnages were assigned on a by-geological unit basis using mean values calculated from 120 density samples collected from drill core during the 2018 and more recent 2022-2023 P1 and P2 drilling programs. The density values by seam ranged from 1.53 grams per cubic centimeter (‘g/cm3’) for S3 to 1.98/cm3 in seam L6. The density analyses performed by geotechnical consultants present during both the 2018 and 2022-2023 drilling programs (P1 and P2) followed a strict repeatable process in sample collection and analysis utilizing the Archimedes-principle (water displacement) method for density determination, with values reported in dry basis.  This provided consistent representative data. The 2018 and 2022-2023 data aligned well and proved to be representative across the resource.

Classification Criteria

•	Estimated Mineral Resources were classified as follows:

•	Measured: Between 107 and 122m spacing between points of observation depending on the seam, with sample interpolation from a minimum of four drill holes.

•	Indicated: Between 168 and 244m spacing between points of observation depending on the seam, with sample interpolation from a minimum of two drill holes.

•	Inferred: To the limit of the estimation range (maximum 533m, depending on the seam), with sample interpolation from a minimum of one drill hole (2 composites).

•	The Mineral Resource classification included the consideration of data reliability, spatial distribution and abundance of data and continuity of geology, fault structures and grade parameters.

Mining and Metallurgical Methods and Parameters

•
The Mineral Resource estimate presented in this Report was developed with the assumption that the HiB-Li mineralization within the Mineral Resource pit shell has a reasonable prospect for eventual economic extraction using current conventional open pit mining methods.

•
The basis of the mining assumptions made in establishing the reasonable prospects for eventual economic extraction of the HiB-Li mineralization are based on preliminary results from mine design and planning work that is in-progress as part of an ongoing update to the Feasibility Study for the Project based on new information.

•
The basis of the metallurgical assumptions made in establishing the reasonable prospects for eventual economic extraction of the HiB-Li (Stream 1) mineralization are based on results from metallurgical and material processing work that was developed as part of the ongoing Feasibility Study for the Project. This test work was performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products.

•
A second process stream (Stream 2) to recover Li from low boron mineralized- low clay (LoB-Li) units has been confirmed. Current results indicate a reasonable process and expectation for economic extraction of the LoB-Li from the S5, B5 and L6 units. This test work was performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products.

•
A third process stream (Stream 3) to recover Li from low boron high clay mineralized (LoB-Li) units has been confirmed. Current results indicate a reasonable process and expectation for economic extraction of the LoB-Li from M5 unit. This test work was performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products.

APPENDIX B – FIGURES

Appendix B contains the following Figures:

1.	North and South Basin plan showing the location of drill holes, Resource and tenement boundary.
2.	South Basin plan showing outlines of Measured, Indicated and Inferred Mineral Resources
3.	South Basin South- North Cross Section looking West
4.	South Basin Cross Section Looking North

N
North Basin
South Basin
Silver Peak Range
Reno
Esmeralda County
Tonopah
Project Site
Las Vegas
NEVADA
Map coordinate system:
NAD 83
NV State Plane (ft)

ioneer

Rhyolite Ridge Lithium-Boron Project
North and South Basin Plan Map
JORC Resource Report

0 1 2 Km

Legend

- North Basin Extent
- South Basin Outline
- DH Trace
- PH3B Collars
- PH3A Collars
- PH2 Collars
- PH1 Collars
- Historical Collar
- B5 Measured
- B5 Indicated
- B5 Inferred

N
Reno
Esmeralda County
Tonopah
Project Site
Las Vegas
NEVADA
Map coordinate system:
NAD 83
NV State Plane (ft)
ioneer
Rhyolite Ridge Lithium-Boron Project
Mineral Resource Classification, Drillholes and Basin Outline
JORC Resource Report
0
0.5
1
Km
Legend
Buckwheat Avoidance Buffer
Critical Habitat Boundary
South Basin Outline
DH Trace
PH3B Collars
PH3A Collars
PH2 Collars
PH1 Collars
Historical Collar
B5 Measured
B5 Indicated
B5 Inferred

APPENDIX D: JORC Code, 2012 Edition - Table 1
APPENDIX D – JORC TABLE 1
The following table provides a summary of important assessment and reporting criteria used at the Ioneer Ltd. Rhyolite Ridge Project (the Project) for the reporting of exploration results and Lithium-Boron Mineral Resources and Ore Reserves in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Table 1 is a checklist or reference for use by those preparing Public Reports on Exploration Results, Mineral Resources, and Ore Reserves.

JORC TABLE 1

SECTION 1 SAMPLING TECHNIQUES AND DATA

(Criteria listed in this section apply to all succeeding sections.)

Criteria	JORC Code 2012 Explanation	Commentary
Sampling Techniques
•    Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling

•   The nature and quality of the sampling from the various sampling programs includes the following:
•   Reverse circulation (RC) Drilling: a sample was collected every 1.52 metre (m) from a 127-millimetre (mm) diameter drill hole and split using a rig-mounted rotary splitter. Samples, with a mean weight of 4.8 kilograms (kg) were submitted to ALS Minerals laboratory in Reno, NV where they were processed for assay. RC samples represent 49% of the total intervals sampled to date.
•    Core Drilling: Core samples were collected from HQ (63.5 mm core diameter) and PQ (85.0 mm core diameter) drill core, on a mean interval of 1.52 m, and cut using a water-cooled diamond blade core saw. Samples, with a mean weight of 1.8 kg, were submitted to ALS where they were proceeded for assay.
•    Drill Hole Deviation: Inclined core drill holes were surveyed to obtain downhole deviation by the survey company (International Directional Services, LLC) or drilling company (Idea Drilling, Alford Drilling, IG Drilling, Boart Long Year, Major Drilling,) with a downhole Reflex Mems Gyros and Veracio TruShot tools and, for all but three of the drill holes. One drill hole could not be surveyed due to tool error (SBH-72), and two were intentionally surveyed using an Acoustic Televiewer (SBH-60, SBH-79).
•    Trenches: In addition to sampling from drill holes, samples were collected from 19 mechanically excavated trenches in 2010. The trenches were excavated from the outcrop/subcrop using a backhoe and or hand tools. Chip samples were then collected from the floor of the trench. Due to concerns with correlation and reliability of the results from the trenches, The Competent Person has not included any of this data in the geological model or Mineral Resource estimate.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
• Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
•     Measures taken to ensure sample representivity include the following:
•   Due to the nature of RC samples, lithological boundaries are not easily honoured; therefore, continuous 1.52 m sample intervals were taken to ensure as representative a sample as possible. Lithological boundaries were adjusted as needed by a senior Ioneer geologist once the assay results were received.
•   Core sample intervals were selected to reflect visually identifiable lithological boundaries wherever possible, to ensure sample representivity. In cases where the lithological boundaries were gradational, the best possible interval was chosen and validated by geochemical assay results.
•    All chip and core sampling were completed by or supervised by a senior Ioneer geologist. The senior Ioneer, Newfield’s and WSP geologists referenced here, and throughout this Table 1, have sufficient relevant experience for the exploration methods employed, the type of mineralization being evaluated, and are registered professional geologists in their jurisdiction; however, they are not Competent Persons according to the definition presented in JORC as they are not members of one of the Recognized Professional Organization” included in the ASX list referenced by JORC.
•    The Competent Person was not directly involved during the exploration drilling programs and except for observing sampling procedures on two drill holes during the site visit (August 10, 2023), was not present to observe sample selection. Based on review of the procedures during the site visit and subsequent review of the data, it is the opinion of the Competent Person that the measures taken to ensure sample representivity were reasonable for the purpose of estimating Mineral Resources.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•     Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (eg ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information

•    Aspects of the determination of mineralization included visual identification of mineralized intervals by a senior Ioneer geologist using lithological characteristics including clay and carbonate content, grain size and the presence of key minerals such as Ulexite (hydrated sodium calcium borate hydroxide) and Searlesite (sodium borosilicate). A visual distinction between some units, particularly where geological contacts were gradational was initially made. Final unit contacts were then determined by a senior Ioneer geologist once assay data were available.
•   The Competent Person was not directly involved during the exploration drilling programs; however, the visual identification of mineralized zones and the process for updating unit and mineralized contacts was reviewed with the Ioneer senior geologist during the site visit. The Competent Person evaluated the identified mineralized intervals against the analytical results and agrees with the methodology used by Ioneer to determine material mineralization.

Drilling techniques
•    Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc..) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

•   Both RC and core drilling techniques have been used on the Project. Exploration drilling programs targeting Lithium-Boron (Li-B) mineralization on the Project have been implemented by American Lithium Minerals Inc. (2010-2012) and Ioneer (formerly Global Geoscience) in 2016, 2017, 2018, 2019, 2022, and 2023.
•   Prior to 2018, all RC drilling was conducted using a 127 mm hammer. All pre-2018 core drill holes were drilled using HQ sized core with a double-tube core barrel.
•    For the 2018-2023 drilling programs, all core holes (vertical and inclined) were tricone drilled through unconsolidated alluvium, then cored through to the end of the drill hole. A total of 91 core holes were drilled, 64 holes were PQ diameter and 27 were drilled as HQ diameter. Drilling was completed using a triple-tube core barrel (split inner tube) which was preferred to a double-tube core barrel (solid inner tube) as the triple-tube improved core recovery and core integrity during core removal from the core barrel.

Drill sample recovery	• Method of recording and assessing core and chip sample recoveries and results assessed.
•    Prior to 2017, chip recovery was not recorded for the RC drilling therefore the Competent Person cannot comment on drill sample recovery for this period of drilling.
For the 2017 RC drilling program, the drill holes were geologically logged as they were being drilled; however, no estimates of chip recoveries were recorded. Therefore, the Competent Person cannot comment on drill sample recovery for this period of drilling.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

 •     For the 2010-2012 and 2016 core drilling programs, both core recovery and rock quality index (RQD) were recorded for each cored interval. Core recovery was determined by measuring the recovered linear core length and then calculating the recovered percentage against the total length of the core run from the drill advance. The core recovery for all the drilling ranged from 0% to 100%, with over 65 % of the drill holes having greater than 80% mean core recovery. The core recovery values were recorded by the logging geologist and reviewed by the senior Ioneer geologist. The majority of the 2010-2012 and 2016 core drill holes reported greater than 95% recovery in the B5, M5 and L6 mineralized intervals.

•   For the 2018-2019 drilling program, both core recovery and RQD were recorded for each cored interval. Core recovery was determined by measuring the recovered linear core length and then calculating the recovered percentage against the total length of the core run from the drill advance. The core recovery for all the drilling ranged from 41% to 100%, with over 65% of the drill holes having greater than 90% mean core recovery. The core recovery values were recorded by the logging geologist and reviewed by the senior Ioneer geologist. In the target mineralized intervals (M5, B5 & L6), the mean core recovery was 86% in the B5, 87% in the M5 and 95% in the L6 units, with most of the drill holes reporting greater than 90% recovery in the mineralized intervals.
•   The Competent Person considers the core recovery for the 2023, 2022, 2018- 2019, 2016 and 2010-2012 core drilling programs to be acceptable based on statistical analysis which identified no grade bias between sample intervals with high versus low core recoveries. On this basis, the Competent Person has made the reasonable assumption that the sample results are reliable for use in estimating Mineral Resources.

• Measures taken to maximise sample recovery and ensure representative nature of the samples.
•    Chip recoveries were not recorded for the 2010-2012 and 2017 RC drilling programs, and there is no indication of measures taken to maximize sample recovery and ensure representative nature of samples.
•    No specific measures for maximizing sample recovery were documented for the 2010-2012 and 2016 core drilling programs.
•     During the 2018-2023 drilling programs, Ioneer used a triple-tube core barrel to maximize sample recovery and ensure

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

    representative nature of samples. The use of triple-tube was originally used during the 2018 drill program. A triple-tube core barrel generally provides improved core recovery over double-tube core barrels, resulting in more complete and representative intercepts for core logging, sampling and geotechnical evaluation. It also limited any potential sample bias due to preferential loss/gain of material.

• Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.
•  Chip recovery was not recorded for the 2010-2012 and 2017 RC drilling program and, therefore, there is no basis for evaluating the relationship between grade and sample recovery for samples from these programs.
•  Based on the Competent Person’s review of the 2010-2012, 2016 and 2018-2019, 2022-2023 drilling recovery and grade data there was no observable relationship between sample recovery and grade.

Logging	• Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
•    All core and chip samples have been geologically logged to a level of detail to support appropriate Mineral Resource estimation, such that there are lithological intervals for each drill hole, with a correlatable geological/lithological unit assigned to each interval.
•   The 2018-2019 and 2022-2023 drilling were also geotechnically logged to a level of detail to support appropriate Mineral Resource estimation.
•    The Competent Person has reviewed all unit boundaries in conjunction with the Ioneer senior geologist, and where applicable, adjustments have been made to the mineralized units based on the assay results intervals to limit geological dilution.

	• Whether logging is qualitative or quantitative in nature.	• The RC and core logging were both qualitative (geological/lithological descriptions and observations) and quantitative (unit lengths, angles of contacts and structural features and fabrics).
	• Core (or costean, channel, etc.) photography.	• All chip trays and Core photography was completed on every core drill hole for the 2010-2012, 2016, 2018-2019 and 2022-2023 drilling programs.
• The total length and percentage of the relevant intersections logged.
•   Prior to 2018, a total length of 8,900 m of RC drilling and 6,000 m of core drilling was completed for the Project, 100% of which was geologically logged by a logging geologist and reviewed by the senior Ioneer geologist.
•     For the 2018-2019 drilling, a total length of 548 m of RC drilling and

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
• The total length and percentage of the relevant intersections logged. (Con’t)
     9,321 m of core drilling was completed for the Project, 100% of which was geologically logged by a logging geologist and reviewed by the senior Ioneer geologist
•   For the 2018-2019 drilling, 86% of the 9,321 m of core was geotechnically logged by an engineering geologist/ geotechnical engineer and reviewed by the senior Ioneer geologist.
•   For the 2022-2023 drilling, 100% of the 7,362m of core was geotechnically logged by an engineering geologist/ geotechnical engineer and reviewed by the senior Ioneer geologist
The Competent Person reviewed the geological core logging and sample selection for two drill holes.

• If core, whether cut or sawn and whether quarter, half or all core taken.
•   The following sub-sampling techniques and sample selection procedures apply to drill core samples:
•    During the 2010-2012 and 2016 program, core samples were collected on a mean 1.52 m down hole interval and cut in two halves using a manual core splitter. The entire sample was submitted for analysis with no sub-sampling prior to submittal.
•   During the 2018-2019 drilling program, core samples were collected for every 1.52 m down hole interval and cut using a water-cooled diamond blade core saw utilizing the following methodology for the two target units. For the M5 unit, ½ core samples were submitted for assay, while the remaining ½ core was retained for reference. For the B5 unit, ¼ core samples were submitted for assay, while ¼ was reserved for future metallurgical test work and ½ core was retained reference.
•    During the 2022-2023 drilling programs, core samples were collected for target units every 1.52 m down hole interval. Target units were cut using a water-cooled diamond blade core saw utilizing the following methodology for the target units. For the M4, M5, B5, S5 and L6 unit, ½ core samples (HQ) or ¼ core samples (PQ) were submitted for assay, while the remaining ½- ¾ core was retained for reference.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Sub-sampling techniques and sample preparation Sub-sampling techniques and sample preparation	• If core, whether cut or sawn and whether quarter, half or all core taken. If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
•    The following sub-sampling techniques and sample selection procedures apply to drill core samples:
•    During the 2010-2012 and 2016 program, core samples were collected on a mean 1.52 m down hole interval and cut in two halves using a manual core splitter. The entire sample was submitted for analysis with no sub-sampling prior to submittal.
•   During the 2018-2019 drilling program, core samples were collected for every 1.52 m down hole interval and cut using a water-cooled diamond blade core saw utilizing the following methodology for the two target units. For the M5 unit, ½ core samples were submitted for assay, while the remaining ½ core was retained for reference. For the B5 unit, ¼ core samples were submitted for assay, while ¼ was reserved for future metallurgical test work and ½ core was retained for reference.
•    During the 2022-2024 drilling programs, core samples were collected for target units every 1.52 m down hole interval. Target units were cut using a water-cooled diamond blade core saw utilizing the following methodology for the target units. For the M4, M5, B5, S5 and L6 unit, ½ core samples (HQ) or ¼ core samples (PQ) were submitted for assay, while the remaining ½- ¾ core was retained for reference.

•    The following sub-sampling techniques and sample selection procedures apply to RC Chip Samples:
•   Pre-2017 RC chips samples were collected using a wet rotary splitter approximately every 1.52 m depth interval. Two samples were collected for every interval (one main sample and one duplicate). Only the main sample was submitted for analysis.
2017 RC chip samples were collected using a wet rotary splitter attached to a cyclone. One, approximately 10 kg, sample was collected every 1.52 m depth interval. All samples were submitted for analysis.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
• For all sample types, the nature, quality and appropriateness of the sample preparation technique.
•   The Competent Person considers the nature, type and quality of the sample preparation techniques to be appropriate based on the general homogeneous nature of the mineralized zones and the drilling methods employed to obtain each sample (i.e., RC and core).

• Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
•    Quality control procedures adopted for sub-sampling to maximize representivity include the following:
•   During 2016-2017 and 2018-2023 drilling programs, field duplicate/replicate samples were obtained. For the 2017 and 2023 RC drilling, a duplicate sample was collected every 20th sample. For the 2016 and 2018-2023 core drilling programs two ¼ core samples were taken at the same time and were analysed in sequence by the laboratory to assess the representivity.
•    Twin drill holes at the same site were drilled during the 2010- 2012 drilling program. The twin drill hole pairing comprises one RC drill hole (SBH-04) and one core drill hole (SBHC-01). The Competent Person recommends twinning additional drill hole pairs as part of any future pre-production or infill drilling programs to allow for a more robust review of sample representivity.
•    The Competent Person reviewed the results of the duplicate/replicate sampling and twin drill holes. For the duplicate/replicate samples, the R2 value is 0.99, which is very good. Visual observation of the lithological intervals and the assays for the twin drill holes show that they are very similar, despite the difference in drilling techniques.

• Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
•    The Competent Person considers the samples to be representative of the in-situ material as they conform to lithological boundaries determined during core logging. A review of the primary and duplicate sample analyses indicates a high degree of agreement between the two sample sets (R2 value of 0.99).

• Whether sample sizes are appropriate to the grain size of the material being sampled.
•    The Competent Person Considers the sample sizes to be appropriate given the general homogeneous nature of the mineralized zones. The two main types of mineralization are lithium mineralization with high boron >/=5,000 parts per million (ppm) (HiB-Li) and lithium mineralization with low boron <5,000 ppm (LoB-Li). The HiB-Li mineralization occurs consistently throughout the B5, M5 and L6 target zones, while LoB-Li mineralization occurs throughout the M5, S5 and L6 units, and is not nuggety or confined to discreet high-grade and low-grade bands.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Quality of assay data and laboratory tests	• The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
•    The nature and quality of the assaying and laboratory procedures used include the following:
•  All RC and core samples were processed, crushed, split, and then a sub-sample was pulverized by ALS Minerals in Reno, Nevada.
•    All sub-samples were analysed by Aqua Regia with ICP mass spectrometry (ICP-MS) finish for 51 elements (including Lithium (Li)) and Boron (B) by Na2O2 fusion/ICP high grade analysis (>/=10,000 ppm B).
•   Additionally, 95% of the 2018-2019 samples were analysed for Inorganic Carbon and 30% were analysed for Fluorine (F).
•     The laboratory techniques are total.
•  The Competent Person considers the nature and quality of the laboratory analysis methods and procedures to be appropriate for the type of mineralization.

•     For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc..
• Not applicable to this Report, no geophysical tools, spectrometers, handheld XRF instruments were used on the Project.

•     Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

•     The following Quality Assurance and Quality Control (QA/QC) procedures were adopted for the various drilling programs:
 •     During the 2010-2012 program, Standard Reference Material (SRM) samples and a small number of field blanks were also inserted regularly into the sample sequence to QA/QC of the laboratory analysis.
•  For 2016-2017 program, a duplicate sample was collected every 20th primary sample. Field blanks and SRM’s were also inserted approximately every 25 samples to assess QA/QC.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Quality of assay data and laboratory (Con’t)
•    During the 2018-2019 and 2022-2023 programs, QA/QC samples comprising 1 field blank and 1 SRM standard inserted into each sample batch every 25 samples. Submission of field duplicates, laboratory coarse/pulp replicates and umpire assays were submitted in later stages of the 2018-2019 and 2022-2023 drilling programs.
•    The Competent Person reviewed the SRM, field blanks and field duplicates and determined the following:
•    SRMs: Review of the five SRMs used determined that there was a reasonable variability for Li between the upper and lower control limits (± 2 standard deviation (SD)), however B shows an overall bias towards lower than expected values (i.e. less than the mean) for all sample programs. For each of the 5 SRMs, there were some sample outliers (both low and high); however, the majority fell within the control limits. It is recommended that two additional SRM samples be added which have grades between current high and low grade samples and are closer to the cutoff range for boron ( 5,000 ppm).
•    Field Blanks: Review of the field blanks indicate that there is some variability in both the Li and B results. There are several samples that return higher than expected values, with an increased number being from the 2018-2019 drilling program. Further review is required to determine if this is a result of the material used for field blanks (coarse dolomite) or a problem with the laboratory analysis.
•   Field Duplicates: No field duplicates were submitted for the pre-2018 drilling programs. Review of the 230 field duplicate sample pairs from the 2018-2019 drilling program determined that there was a strong correlation between each pair, as evidenced by an R2 value of 0.99 for Li.
•  Umpire Laboratory Duplicates: 20 assay pulp rejects were sent from ALS to American Assay Laboratories (AAL) in Sparks, NV for umpire laboratory analysis. Review of the 20 umpire duplicate pairs found a strong correlation between each pair, with B returning    an R2 value of 0.98.
•   The Competent Person reviewed the control charts produced for each SRM, field blank and field duplicate, and determined that there was an acceptable level of accuracy and precision for each for the purpose of estimating Mineral Resources.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Verification of sampling and assaying	The verification of significant intersections by either independent or alternative company personnel.	• Significant intersections have been verified by visual inspection of the drill core intervals by at least two Ioneer geologists for all drilling programs.
The use of twinned holes.
•   One pair of twin drill holes at the same site were drilled during the 2010-2012 drilling program. The twin drill hole pairing comprises one RC drill hole (SBH-04) and one core drill hole (SBHC-01).
•    The Competent Person reviewed and assessed two drill holes and the variance for thickness and grade parameters were within acceptable levels.

Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
•  For the 2022-2023 drilling programs, the field protocols utilized in the 2018-2019 drilling program were reviewed by both Ioneer and WSP. These protocols were refined and improved to assure proper compliance. Formal Documentation and enforcement by WSP and Ioneer personnel actively involved in the program.
•   For the 2018-2019 drilling program, Newfields developed a series of field protocols covering all aspects of the exploration program, including surveying, logging, sampling and data documentation. These protocols were followed throughout the 2018-2019 drilling program. Formal documentation of field protocols does not exist prior to the 2018-2019 program; however, the same senior personnel were involved in the earlier programs and field protocols employed were essentially the same as those documented in the 2018-2019 protocols.
•   Primary field data was captured on paper logs for the 2010-2012 drilling program, then transcribed into Microsoft (MS) Excel files. For the 2016 through 2019 drilling, all field data was captured directly into formatted MS Excel files by logging geologists. All primary field data was reviewed by the senior ioneer geologist.
•   Data is stored in digital format in a MS Access database. This database was compiled, updated and maintained by Newfields personnel during the 2018-2019 drilling program.

Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
•    The Competent Person used the relevant information from various tabular data files provided by ioneer and Newfields in a MS Access database, which was reviewed and verified by the Competent Person prior to inclusion in the geological model.

	Discuss any adjustment to assay data.	• There has been no adjustment to assay data.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Location of data points	• Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
•    Accuracy and quality of surveys used to locate drill holes is as follows:
•   All inclined core drill holes were surveyed to obtain downhole deviation using a downhole Reflex Mems Gyros tool, except for SBH-72, which could not be surveyed due to tool error. Two core drill holes (SBH-60, SBH-79) were surveyed using an Acoustic Televiewer instead of the Gyros tool.
•  All 2018-2019 drill hole collars were surveyed using a differentially corrected GPS (DGPS).
•  Locatable pre-2018 drill holes that were previously only surveyed by handheld GPS have been re-surveyed in 2019 using DPGS. Some pre-2018 drill holes could not be located by the surveyor in 2019, and the original locations were assumed to be correct.
•    Upon completion, drill casing was removed, and drill collars were marked with a permanent concrete monument with the drill hole name and date recorded on a metal tag on the monument.

• Specification of the grid system used.
•    All pre-2018 and 2018-2019 drill holes were originally surveyed using handheld GPS units in UTM Zone 11 North, North American Datum 1983 (NAD83) coordinate system. Pre-2018 drill holes were re-surveyed using DPGS in NAD83 in 2017/2018.
•    All 2018-2019 drill holes and locatable pre-2018 drill holes were re-surveyed in 2019 using DPGS in NAD83 coordinate system. All surveyed coordinates were subsequently converted to Nevada
•    State Plane Coordinate System of 1983, West Zone (NVSPW 1983) for use in developing the geological model. Those holes that could not be located had the original coordinates converted to NVSPW 1983 and their locations verified against the original locations.
•    All 2022-2023 holes were surveyed Nevada State Plane Coordinate System of 1983, West Zone (NVSPW 1983) for use in developing the geological model.

• Quality and adequacy of topographic control.
•   The quality and adequacy of the topographic surface and the topographic control is very good based on comparison against survey monuments, surveyed drill hole collars and other surveyed surface features.
•    A 2018 satellite survey with an accuracy of ± 0.17 m was produced for the Project by PhotoSat Information Ltd. The final report generated by PhotoSat stated that the difference between the satellite and ioneer provided ground survey control points was less than 0.8 m.

• The topographic survey was prepared in NAD83, which was converted to NVSPW 1983 by Newfields prior to geological modelling.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Data spacing and distribution	• Data spacing for reporting of Exploration Results.
•    Drill holes are generally spaced between 90 m and 170 m on east- west cross-section lines spaced approximately 180 m apart. There was no distinction between RC and core holes for the purpose of drill hole spacing.
•    For the 2018-2023 drilling program, there were multiple occurrences where several inclined drill holes were drilled from the same drill pad and oriented at varying angles away from each other. The collar locations for these inclined drill holes drilled from the same pad varied in distance from 0.3 m to 6.0 m apart; intercept distances on the floors of the target units were typically in excess of 90 m spacing.

•     Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
• The spacing is considered sufficient to establish geological and grade continuity appropriate for a Mineral Resource estimation.
• Whether sample compositing has been applied.
•   Samples were predominately (91%) 1.52 m intervals honouring lithological boundaries.  The sample intervals were composited to 1.52m lengths, respecting the seam contacts to regularize the database used for grade estimation.  The 1.52 m sample length represents the modal value of the sample length distribution and the 1.52m vertical block height in the model.

Orientation of data in relation to geological structure	Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
•    Drill holes were angled between -45 and -90 degrees from horizontal and at an azimuth of between 0- and 350-degrees.
  •   Inclined drill holes orientated between 220- and 350-degrees azimuth introduced minimal sample bias, as they primarily intercepted the mineralization at angles near orthogonal (94 drill holes with intercept angles between 70-90 degrees) to the dip of the beds, approximating true-thickness.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•     If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

•   Inclined drill holes orientated between 0- and 220-degrees azimuth, especially those that were drilled at between 20- and 135-degrees azimuth, generally intercepted the beds down dip (14 drill holes with intercept angles between 20-70 degrees), exaggerating the mineralized zone widths in these drill holes.

Sample security	• The measures taken to ensure sample security.
•    The measures taken to ensure sample security include the following:
•    For the 2010-2012 drill holes, samples were securely stored on-site and then collected from site by ALS. Chain of custody forms were maintained by ALS.
•    For the 2016-2017 drill holes, samples were securely stored on-site and then collected from site by ALS and transported to the laboratory by truck. Chain of custody forms were maintained by ALS.
•    For the 2018-2019 and 2022-2023 drill holes, core was transported daily by ioneer and/or Newfields personnel from the drill site to the ioneer secure core shed (core storage) facility in Tonopah. Core awaiting logging was stored in the core shed until it was logged and sampled, at which time it was stored in secured sea cans inside a fenced and locked core storage facility on site. Samples were sealed in poly-woven sample bags, labelled with a pre-form numbered and barcoded sample tag, and securely stored until shipped to or dropped off at the ALS laboratory in Reno by either ioneer or Newfields personnel. Chain of custody forms were maintained by either Newfields or ioneer and ALS.

Audits or reviews	• The results of any audits or reviews of sampling techniques and data.
•    There were no audits performed on the RC sampling or for the pre-2018 drilling programs.
•    The Competent Person reviewed the core and sampling techniques during a site visit in August 2023. The Competent Person found that the sampling techniques were appropriate for collecting data for the purpose of preparing geological models and Mineral Resource estimates.

APPENDIX D: JORC Code, 2012 Edition - Table 1
SECTION 2 REPORTING OF EXPLORATION RESULTS

(Criteria listed in the preceding section also apply to this section.)

Criteria	JORC Code 2012 Explanation	Commentary
Mineral tenement and land tenure status
•     Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

•   The mineral tenement and land tenure for the South Basin of Rhyolite Ridge (the Project) comprise 386 unpatented Lode Mining Claims (totalling approximately 3,150 hectare (Ha)); claim groups SLB, SLM and RR, spatial extents of which are presented in maps and tables within the body of the Report are held by Ioneer Minerals Corporation, a wholly owned subsidiary of Ioneer. The Competent Person has relied upon information provided by Ioneer regarding mineral tenement and land tenure for the Project; the Competent Person has not performed any independent legal verification of the mineral tenement and land tenure.
•   The Competent Person is not aware of any agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings relating to the 386 Lode Mining Claims for the Project.
•    The mineral tenement and land tenure referenced above excludes
241 additional unpatented Lode Mining Claims (totaling approximately 2,000 Ha) for the North Basin which are located outside of the current South Basin Project Area presented in this Report. These additional claims are held by Ioneer subsidiaries (NLB claim group; 160 claims and BH claim group; 81 claims).

• The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.
•   There are no identified concerns regarding the security of tenure nor are there any known impediments to obtaining a license to operate within the limits of the Project. The 386 unpatented Lode Mining Claims for the Project are located on federal land and are administered by the United States Department of the Interior - Bureau of Land Management (BLM).

Exploration done by other parties	• Acknowledgment and appraisal of exploration by other parties.	• There have been two previous exploration campaigns targeting Li-B mineralization at the Project site.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•   US Borax conducted surface sampling and drilling in the 1980s, targeting B mineralization, with less emphasis on Li mineralization. A total of 44 drill holes (totalling approximately 14,900 m) were drilled in the North Borate Hills area, with an additional 16 drill holes (unknown total meterage) in the South Basin area. These drill holes were not available for use in the current Study.
•  American Lithium Minerals Inc and Japan Oil, Gas and Metals National Corporation (JOGMEC) conducted further Li exploration in the South Basin area in 2010-2012. The exploration included at least 465 surface and trench samples and 36 drill holes (totalling approximately 8,800 m), of which 21 were core and 15 were RC. Data collected from this program, including drill core, was made available to ioneer. The Competent Person reviewed the data available from this program and believes this exploration program, except for the trench data, was conducted appropriately and the information generated is of high enough quality to include in preparing the current geological model and Mineral Resource estimate.
•   Due to concerns regarding the ability to reliably correlate the trenches with specific geological units as well as concerns regarding representivity of samples taken from incomplete exposures of the units in the trenches, the Competent Person does not feel the trench sample analytical results are appropriate for use and has excluded them from use in preparing the geological model and Mineral Resource estimate.

Geology	• Deposit type, geological setting and style of mineralisation.
•    The HiB-Li and LoB-Li mineralization at Rhyolite Ridge occurs in two separate late-Miocene sedimentary basins; the North Basin and the South Basin, located within the Silver Peak Range in the Basin and Range terrain of Nevada, USA. The South Basin is the focus of the Study presented in this Report and the following is focused on the geology and mineralization of the South Basin.
•   The South Basin stratigraphy comprises lacustrine sedimentary rocks of the Cave Spring Formation overlaying volcanic flows and volcaniclastic rocks of the Rhyolite Ridge Volcanic unit. The Rhyolite Ridge Volcanic unit is dated at approximately 6 mega-annum (Ma) and comprises rhyolite tuffs, tuff breccias and flows.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

The Rhyolite Ridge Volcanic rocks are underlain by sedimentary rocks of the Silver Peak Formation.
•   The Cave Spring Formation comprises a series of 11 sedimentary units deposited in a lacustrine environment, as shown in the following table. Within the study area the Cave Spring Formation can reach total thickness in excess of 400 m. Age dating of overlying units outside of the area and dates for the underlying Rhyolite Ridge Volcanic unit bracket deposition of the Cave Spring Formation between 4-6 Ma; this relatively young geological age indicates limited time for deep burial and compaction of the units. The Cave Spring Formation units are generally laterally continuous over several miles across the extent of the South Basin; however, thickness of the units can vary due to both primary depositional and secondary structural features. The sedimentary sequence generally fines upwards, from coarse clastic units at the base of the formation, upwards through siltstones, marls and carbonate units towards the top of the sequence.
•    The key mineralized units are in the Cave Spring Formation and are, from top to bottom, the M5 (high-grade Li, low- to moderate- grade B bearing carbonate-clay rich marl), the B5 (high-grade B, moderate-grade Li marl), the S5 (low- to high Li, very low B) and the L6 (broad zone of laterally discontinuous low- to high- grade Li and B mineralized horizons within a larger low-grade to barren sequence of siltstone-claystone). The sequence is marked by a series of four thin (generally on the scale of several meters or less) coarse gritstone layers (G4 through G7); these units are interpreted to be pyroclastic deposits that blanketed the area. The lateral continuity across the South Basin along with the distinctive visual appearance of the gritstone layers relative to the less distinguishable sequence of siltstone-claystone-marl that comprise the bulk of the Cave Spring Formation make the four grit stone units good marker horizons within the stratigraphic sequence.
•   The Cave Springs Formation is unconformably overlain by a unit of poorly sorted alluvium, ranging from 0 to 40 m (mean of 20 m) within the Study Area. The alluvium is unconsolidated and comprises sand through cobble sized clasts (with isolated occurrences of large boulder sized clasts) of the Rhyolite Ridge Volcanic Rocks and other nearby volcanic units.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•    Structurally, the South Basin is bounded along its western and eastern margins by regional scale high angle faults of unknown displacement, while localized steeply dipping normal, reverse and strike-slip faults transect the Cave Spring formation throughout the

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

    the basin. Displacement on these faults is generally poorly known but most appear to be on the order of tens of meters of displacement although several located along the edge of the basin may have displacements greater than 30 m. Major fault structures within the basin tend to have a series of minor faults associated with them. These tend to have smaller offset than the parent fault structure. Along the western side, South Basin is folded into a broad, open syncline with the sub-horizontal fold axis oriented approximately north-south. The syncline is asymmetric, moderate to locally steep dips along the western limb. The stratigraphy is further folded, including a significant southeast plunging syncline located in the southern part of the study area.
•   HiB-Li and LoB-Li mineralization is interpreted to have been emplaced by hydrothermal/epithermal fluids travelling up the basin bounding faults; based on HiB-Li and LoB-Li grade distribution and continuity it is believed the primary fluid pathway was along the western bounding fault. Differential mineralogical and permeability characteristics of the various units within the Cave Spring Formation resulted in the preferential emplacement of HiB-Li bearing minerals in the B5 and L6 units and LoB-Li bearing minerals in the M5, S5 and L6 units. HiB-Li mineralization occurs in isolated locations in some of the other units in the sequence, but with nowhere near the grade and continuity observed in the aforementioned units.

Drill hole Information
•     A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
o   easting and northing of the drill hole collar
o   elevation or RL (Reduced Level – elevation above sea level in feet) of the drill hole collar
o   dip and azimuth of the hole
o   down hole length and interception depth
o   hole length.
• Exploration Results are not being reported. • A summary table providing key details for all identified drill holes for the Project is presented by type and drilling campaign in the following table:

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•     If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

•    Of the 166 drill holes reviewed, 162 (50 RC and 112 core) were included in the geological model and  were omitted. One RC twin hole was omitted in favour of the cored hole at the same location. Three water/geotechnical drill holes were omitted due to a lack of lithology and quality data relevant to the geological model.

Data aggregation methods	• In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
•     Exploration Results are not being reported.
•   All grade parameters presented as part of the Mineral Resource estimates prepared by IMC are presented as mass weighted grades.
•    Drill core samples are predominately 1.52 m lengths (91%) and this data set composited to regularized 1.52m lengths, respecting seam contacts and used for the interpolation of grade data into the block model. The data set honoured geological contacts (i.e. composite intervals did not span unit contacts). The data set is the 1.52 m composited developed from the drill hole assay database.
•    No minimum bottom cuts or maximum top cuts were applied to the thickness or grade data used to construct the geological models. No interpolation was applied to B and Li grade data for units other than the targeted units (G5, M5, B5, S5, G6, L6 and Lsi; discussed further in the Estimation and Modelling Techniques section of this Table 1).
•    A cut-off grade of 5,000 ppm B for the HiB-Li mineralization and 16.54/tonne net value for the LoB-Li mineralization was applied during the Mineral Resource tabulation for the purpose of establishing reasonable prospects of eventual economic extraction based on high level mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project.

•    Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated
and some typical examples of such aggregations should be shown in detail.
• Not applicable as individual intercepts or Exploration Results are not being reported.
	• The assumptions used for any reporting of metal equivalent values should be clearly stated.	• Metal equivalents were not used in the Mineral Resource estimates prepared by IMC.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Relationship between mineralisation widths and intercept lengths	• These relationships are particularly important in the reporting of Exploration Results.
•    All drill hole intercepts presented in the Report are down hole thickness not true thickness. As discussed in the Orientation of Data section of this Table 1, most drill hole intercepts are approximately orthogonal to the dip of the beds (intercept angles between 70-90 degrees).

• If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
•    Based on the geometry of the mineralization, it is reasonable to treat all samples collected from inclined drill holes at intercept angles of greater than 70 degrees as representative of the true thickness of the zone sampled.

	• If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).	• Not applicable as individual down hole intercepts or Exploration Results are not being reported.
Diagrams
•    Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
• Appropriate plan maps and sections are appended to the Report.
Balanced reporting
•   Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
• Exploration Results are not being reported.
Other substantive exploration data
•  Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

•    Surficial geological mapping performed by a senior ioneer geologist was used in support of the drill holes to define the outcrops and subcrops as well as bedding dip attitudes in the geological modelling. Mapped geological contacts and faults were imported into the model and used as surface control points for the corresponding beds or structures.
•    Magnetic and Gravity geophysical surveys were performed and interpreted to inform the geological model, particularly in the identification of faulting and geologic structures.

Further work	• The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step- out drilling).	• Additional in-fill drilling and sampling may be performed based on the results of current mining project studies
	• Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.	• Refer to Figure 1 in the body of this report.

APPENDIX D: JORC Code, 2012 Edition - Table 1
SECTION 3 ESTIMATION AND REPORTING OF MINERAL RESOURCES

(Criteria listed in section 1, and where relevant in section 2, also apply to this section.)

Criteria	JORC Code 2012 explanation	Commentary
Database integrity	• Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes.
•   Measures taken to ensure the data has not been corrupted by transcription or keying errors or omissions included recording of drill hole data and observations by the logging geologists using formatted logging sheets in Microsoft (MS) Excel. Data and observations entered into the logging sheets were reviewed by senior ioneer geologists prior to importing into Torque Database
•    IMC evaluated the tabular data provided by ioneer for errors or omissions as part of the data validation procedures described in the following section.

• Data validation procedures used.
•    IMC performed data validation on the drill hole database records using available underlying data and documentation including but not limited to original drill hole descriptive logs, core photos and laboratory assay certificates. Drill hole data validation checks were performed using a series of in-house data checks to evaluate for common drill hole data errors including, but not limited to, data gaps and omissions, overlapping lithology or sample intervals, miscorrelated units, drill hole deviation errors and other indicators of data corruption including transcription and keying errors.
•    Database assay values for every sample were visually compared to the laboratory assay certificates to ensure the tabular assay data was free of errors or omissions by Golder for the 2020 resource estimate.  IMC compared database to certificates for about 20% of the phase 2 and 3 drill holes and found no errors.

Site visits	• Comment on any site visits undertaken by the Competent Person and the outcome of those visits.
•    The IMC Competent Person Herbert E. Welhener made a personal site inspection, this visit was performed on the Project site on August 10th 2023 for the Project.
During the site visit the IMC Competent Person visited the ioneer core shed in Tonopah NV, and the South Basin area of the Rhyolite Ridge Project site, which is the focus of the current exploration and resource evaluation efforts by ioneer.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary

•    The IMC Competent Person observed the active drilling, logging and sampling process and interviewed site personnel regarding exploration drilling, logging, sampling and chain of custody procedures.
•   The outcome of the site visit was that the IMC Competent Person developed an understanding of the general geology of the Rhyolite Ridge Project. The IMC Competent Person was also able to visually confirm the presence of a selection of monumented drill holes from each of the previous drilling programs as well as to observe drilling, logging and sampling procedures during the current drilling program and to review documentation for the logging, sampling and chain of custody protocols for previous drilling programs.

	• If no site visits have been undertaken indicate why this is the case.	• Not applicable.
Geological interpretation	• Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit.	• The IMC Competent Person is confident that the geological interpretation of the mineral deposit is reasonable for the purposes of Mineral Resource estimation.
• Nature of the data used and of any assumptions made.
•   The data used in the development of the geological interpretation included drill hole data and observations collected from 112 core and 50 RC drill holes, supplemented by surface mapping of outcrops and faults performed by ioneer personnel. Regional scale public domain geological maps and studies were also incorporated into the geological interpretation.
•    It is assumed that the mineralized zones are continuous between drill holes as well as between drill holes and surface mapping. It is also assumed that grades vary between drill holes based on a distance-weighted interpolator.

	• The effect, if any, of alternative interpretations on Mineral Resource estimation.	• There are no known alternative interpretations.
• The use of geology in guiding and controlling Mineral Resource estimation.
•    Geology was used directly in guiding and controlling the Mineral Resource estimation. The mineralized zones were modelled as stratigraphically controlled HiB-Li and LoB-Li deposits. As such, the primary directions of continuity for the mineralization are horizontally within the preferentially mineralized B5, M5, S5 and L6 geological units.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
• The factors affecting continuity both of grade and geology.
•  The primary factor affecting the continuity of both geology and grade is the lithology of the geological units. HiB-Li mineralization is favourably concentrated in marl-claystone of the B5 and L6 units and LoB-Li in the M5, S5 and L6 units. Mineralogy of the units also has a direct effect on the continuity of the mineralization, with elevated B grades in the B5 and M5 units associated with a distinct reduction in carbonate and clay content in the units, while higher Li values tend to be associated with elevated carbonate content in these units and sometimes k-felspar.
•   Additional factors affecting the continuity of geology and grade include the spatial distribution and thickness of the host rocks which have been impacted by both syn-depositional and post- depositional geological processes (i.e. localized faulting, erosion and so forth).

Dimensions	• The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.
•   The Mineral Resource evaluation presented in this Report covers an area of approximately 458 Ha within the South Basin of Rhyolite Ridge. The Mineral Resource plan dimensions, defined by the spatial extent of the B5 unit Inferred classification limits, are approximately 3,650 m North-South by 1,400 m East-West. The upper and lower limits of the Mineral Resource span from surface, where the mineralized units outcrop locally, through to a maximum depth of 420 m below surface for the base of the lower mineralized zone (L6 unit).
•   Variability of the Mineral Resource is associated primarily with the petrophysical and geochemical properties of the individual geological units in the Cave Spring Formation. These properties played a key role in determining units that were favourable for hosting HiB-Li and LoB-Li mineralization versus those that were not.

Estimation and modelling techniques
•     The nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and parameters used.

•   Geological modelling and Mineral Resource estimation for the Project was performed under the supervision of the Competent Person
•    Based on a statistical analysis, extreme B grade values were identified in some of the units other than the targeted B5, M5, S5 and L6 units.  Boron, Lithium and the other elements were estimated in only units B5, M5, S5 and L6, and the adjacent units of G5, G6 and Lsi.  Grades in the adjacent units were incorporated into the re-blocked model with a 9.14m bench height (combined six 1.52 m benches).

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary

•    The geological model was developed as a gridded surface stratigraphic model by NewFields and ioneer and provided to IMC as surfaces and solids.  The stratigraphically constrained grade block model was developed using Hexagon and IMC software, which are computer-assisted geological, grade modelling, and estimation software applications.
•    Domaining in the model was constrained by the roof and floor surfaces of the geological units. The unit boundaries were modelled as hard boundaries, with samples interpolated only within the unit in which they occurred.  The impact of faulting is represented in fault blocks which generated sub-sets of the seam units.  The faulting altered the orientation of the seam floors and was used during the grade estimation process.  Grade continuity is assumed across faults which in some cases offset the seams in a vertical direction.  A larger vertical window was used during grade estimation to allow estimation of grades across faults, still limited to the seam being estimated.
•     Key modelling and estimation parameters included the following:

		Estimation Parameter	Description
		Estimation Block Size	7.62 x 7.62 x 1.524 m
		Estimation Method	Inverse Distance Squared
		Seams for Grade Estimation	G5, M5, B5, S5, G6, L6, Lsi
		Maximum search distance, G5	305 x 305 x 61 m
		Maximum search distance, M5	533 x 305 x 61 m
		Maximum search distance, B5	533 x 305 x 61 m
		Maximum search distance, S5	229 x 229 x 61 m
		Maximum search distance, G6	229 x 229 x 61 m
		Maximum search distance, L6	305 x 305 x 61 m
		Maximum search distance, Lsi	305 x 305 x 61 m
		Minimum & Maximum samples	2 and 10
		Maximum samples per hole	3

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
	• The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data.	• The Table below presents a summary comparison of the current February 2025 Mineral Resource estimate against the previous Mineral Resource estimate for the Project, prepared by IMC in April 2024.
• There has been no HiB-Li or LoB-Li production on the Project to date.
• The assumptions made regarding recovery of by-products.	• No by-products are being considered for recovery at present.
• Estimation of deleterious elements or other non-grade variables of economic significance (e.g. sulphur for acid mine drainage characterisation).
•    In addition to Li and B, the geological model also included 10 additional non-grade elements (Sr, Ca, Mg, Na, K, Rb, Cs, Mo, Fe, Al) to allow for calculation of acid consumption values for the metallurgical process. No deleterious elements were estimated.

• In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed.
•   The stratigraphic gridded surface model was developed using a 7.62 m regularized grid. The grade block model was developed from the stratigraphic model using a 7.62 m North-South by 7.62 m East-West by 1.52 m vertical block dimension with no sub-blocks.  The block size dimensions represent 12 percent of the closer spaced drill hole spacing and 6 percent of the wider spaced spacing across the model area.
•    Grade interpolation into the model blocks was performed using an

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary

    Inverse Distance Squared (ID2) interpolator with unique search distances for each of the 7 seams being estimated as shown in the table above.  The same search parameters were used for all of the elements being estimated (B, Li, Sr, Ca, Mg, Na, K, Rb, Cs, Mo, Fe, Al) within each of the seams.

• Any assumptions behind modelling of selective mining units.
•   The mining selective vertical unit of 9.14m is based on the selected mining equipment.  The 1.52 m bench block model was re-blocked after grade estimation to 9.14m bench height blocks keeping the horizontal dimensions the same at 7.62 by 7.62m.
•    The re-blocked 9.14m was developed in the following steps:
•   Seams and fault block domains were assigned to the model from the surfaces and solids files;
•    Tonnes per block from the 1.52 m model were added together;
•    Grades were weighted averaged by tonnes per 1.52 m blocks;
•   Class was assigned by majority; when equal number of 1.52m blocks were present, the lower class was assigned;
•    Fault block domains with no drill data and received grade estimates from surrounding data received a classification of inferred.

	• Any assumptions about correlation between variables.	• No assumptions or calculations relating to the correlation between variables were made at this time.
• Description of how the geological interpretation was used to control the resource estimates.
•    The geological interpretation was used to control the Mineral Resource estimate by developing a contiguous stratigraphic model (all units in the sequence were modelled) of the host rock units deposited within the basin, the roof and floor contacts of which then served as hard contacts for constraining the grade interpolation. Grade values were interpolated within the geological units using only samples intersected within those units.

• Discussion of basis for using or not using grade cutting or capping.
•    Grade capping or cutting was not applied for the targeted mineralized units B5, M5, S5 and L6, and adjacent units included in the estimation process as a statistical analysis of the grade data indicated there was no bias or influence by extreme outlier grade values.
•    Mineral Resources were not estimated for the other units.  Grades have been estimated for adjacent units to allow for potential mining dilution.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
The process of validation, the checking process used, the comparison of model data to drill hole data, and use of reconciliation data if available.
The geological model validation and review process involved visual inspection of drill hole data as compared to model geology and grade parameters using plan isopleth maps and approximately 300  m spaced cross-sections through the model. Drill hole and model values were compared statistically along with grade estimates using polygon and ordinary kriging approaches.
•    No reconciliation data is available because the property is not in production.

Moisture	Whether the tonnages are estimated on a dry basis or with natural moisture, and the method of determination of the moisture content.	• The estimated Mineral Resource tonnages are presented on a dry basis. • A moisture content evaluation needs to be done as part of future analytical programs.
Cut-off parameters	• The basis of the adopted cut-off grade(s) or quality parameters applied.
•   The Mineral Resource estimate presented in this Report has been constrained by the application of an optimized Mineral Resource pit shell. The Mineral Resource pit shell was developed using the IMC Mine Planning software.
•   The Mineral Resource estimate assumes the use of three processing streams: one which can process ore with boron content greater than 5,000 ppm and two which can process ore with boron content less than 5,000 ppm.
•  Key input parameters and assumptions for the Mineral Resource pit shell included the following:
•    B cut-off grade of 5,000 ppm for HiB-Li processing stream and no B cut-off grade for LoB-Li processing stream
•   No Li cut-off grade for HiB-Li processing stream and $16.54/t net value cutoff for LoB-Li processing stream
•  Overall pit slope angle of 42 degrees (wall angle guidance provided byGeo-Logic Associates who developed the geotechnical design).
•    Mining cost of US$1.69/tonne based on recent studies by ioneer.
•    G&A cost of US$16.54/tonne processed based on recent studies by ioneer.
•   Ore processing and grade control costs vary by process stream and seam unit and are divided into fixed cost and the cost of acid consumption.  Shown below are the costs based on the average grades of the acid consuming elements in the Mineral Resource:

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary

•    Stream 1 (HiB-Li): fixed process cost = $30.50/mt and acid costs range between $33.93/mt and $52.12/mt based on the average grades of the acid consuming elements in each seam.
 Streams 2 & 3 (LoB-Li): both the fixed and acid costs vary by seam with the fixed cost ranging between $15.19.mt to $30.80/mt and the acid costs range between $5.08/mt and $67.93/mt.
•     Boron and Li recovery of 80.2% and 85.7% respectively for HiB-Li Processing Stream .
•     Boron Recovery for LoB-Li Processing Stream variable by lithology as follows: 65% in M5 Unit, 80.2% in B5 unit, 50% in   S5 unit, and 37% in L6 unit.
•    Lithium Recovery for LoB-Li Processing Stream variable by lithology as follows: 78% in M5 unit, 85.7% in B5 unit, 88% in  S5 unit, and 85% in L6 unit.
•    Boric Acid sales price of US$1,172.78/tonne.
•    Lithium Carbonate sales price of US$19,351.380/tonne.
•    Sales/Transport costs are included in the process fixed cost/t.

Mining factors or assumptions
•   Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.

•  The Mineral Resource estimate presented in this Report was developed with the assumption that the HiB-Li and LoB-Li mineralization within the Mineral Resource pit shell, as described in the preceding section, has a reasonable prospect for eventual economic extraction using current conventional open pit mining methods.
•   Except for the Mineral Resource pit shell criteria discussed in the preceding section, no other mining factors, assumptions or mining parameters such as mining recovery, mining loss or dilution have been applied to the Mineral Resource estimate presented in this Report.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
Metallurgical factors or assumptions
The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.

•    The basis of the metallurgical assumptions made in establishing the reasonable prospects for eventual economic extraction of the HiB-Li mineralization are based on results from metallurgical and material processing work that was developed as part of the ongoing Feasibility Study for the Project. This test work was performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products
A second process stream to recover Li from low boron mineralized (LoB-Li) units is being developed. Current results indicate a reasonable process and expectation for economic extraction of the LoB-Li from the S5, M5 and L6 units. This test work was performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products.

Environment- al factors or assumptions
Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a greenfields project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.

The project will require waste and process residue disposal. Assumptions have been made that all environmental requirements will be achieved through necessary studies, designs and permits.
•    Currently, baseline studies and detailed designs have been completed for both waste and process residue disposal facilities.
•    In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations was submitted to the BLM in July 2022. In October 2024, Ioneer received its federal permit for the Rhyolite Ridge Lithium-Boron Project from the BLM. The formal Record of Decision (ROD) follows the issuance in September 2024 of the final Environmental Impact Statement (EIS) by the BLM   As part of the final EIS, the U.S. Fish and Wildlife Service, which oversees the administration of the Endangered Species Act (ESA), also formally released the ESA Section 7 Biological Opinion concluding Rhyolite Ridge will not jeopardise Tiehm’s buckwheat or adversely modify its critical habitat.
•   The mineral resource pit shell used to constrain the February 2025, mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimisation of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
Bulk density
•   The density values used to convert volumes to tonnages were assigned on a by-geological unit basis using mean values calculated from 120 density samples collected from drill core during the 2018-2019 and the 2023-2024 drilling programs. The density analyses were performed using the water displacement method for density determination, with values reported in dry basis.

•     Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used, whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples.

•    The application of assigned densities by geological unit assumes that there will be minimal variability in density within each of the units across their spatial extents within the Project area. The use of assigned density with a very low number of samples, as is the case with several waste units, is a factor that increases the uncertainty and represents a risk to the Mineral Resource estimate confidence

•     The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vugs, porosity, etc.), moisture and differences between rock and alteration zones within the deposit.
• The Archimedes-principle method for density determination accounts for void spaces, moisture and differences in rock type.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
Bulk density (Con’t)	Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.
•   Density values were assigned for all geological units in the model, including mineralized units as well as overburden, interburden and underburden waste units. By-unit densities were assigned in the grade block model based on the block geological unit code as follows:

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
Classification	The basis for the classification of the Mineral Resources into varying confidence categories.
•   The Mineral Resource estimate for the Project is reported here in accordance with the “Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” as prepared by the Joint Ore Reserves Committee (the JORC Code, 2012 Edition).
•   IMC performed a statistical and geostatistical analysis for the purpose of evaluating the confidence of continuity of the geological units and grade parameters. The results of this analysis were applied to developing the Mineral Resource classification criteria for the 1.52m bench height block model.
•    Estimated Mineral Resources were classified as follows:
•   Measured: Between 107 and 122 m spacing between points of observation depending on the seam, with sample interpolation from a minimum of four drill holes.
•    Indicated: Between 168 and 244 m spacing between points of observation, with sample interpolation from a minimum of two drill holes.
•   Inferred: To the limit of the estimation range (maximum 533 m, depending on the seam), with sample interpolation from a minimum of one drill hole.
•   The class was assigned from the 1.52m model to the 9.14m model by majority of the six 1.52m blocks combined to one 9.14m block, with the following exceptions:
•     If equal number of two classes (3 blocks and 3 blocks) the lower class was assigned,
•    If the block is located within a fault block of a particular seam that has no drill data or less than two holes and was assigned grades from surrounding data, the class was set to inferred.

•    Whether appropriate account has been taken of all relevant factors (i.e. relative confidence in tonnage/grade estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data).
• The Mineral Resource classification has included the consideration of data reliability, spatial distribution and abundance of data and continuity of geology and grade parameters
• Whether the result appropriately reflects the Competent Person’s view of the deposit.
•   It is the Competent Persons view that the classification criteria applied to the Mineral Resource estimate are appropriate for the reliability and spatial distribution of the base data and reflect the confidence of continuity of the modelled geology and grade parameters.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
• The results of any audits or reviews of Mineral Resource estimates.
•   Beyond high level review for the purpose of understanding the Project history, no formal audits or reviews of previous or historical Mineral Resource estimates were performed as part of the scope of work; Mineral Resource estimation evaluation is limited to the estimate prepared by IMC and presented in this Report.

•   Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the relative accuracy and confidence of the estimate.

•   IMC performed a statistical and geostatistical analysis and applied Mineral Resource classification criteria to reflect the relative confidence level of the estimated Mineral Resource tonnes and grades estimated globally across the model area for the Project.

Audits or reviews
•   The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.
• The Mineral Resource tonnes and grade have been estimated globally across the model area for the Project.
Discussion of relative accuracy/ confidence	These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.	• Reconciliation against production data/results was not possible as the Project is currently in the development stage and there has been no production on the Project to date.